UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549	OMB APPROVAL
FORM 25	OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response. . . . . . .1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-10119

PCCW Limited New York Stock Exchange, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong (852) 2888 2888
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing ten ordinary shares, par value HK$0.25 per share Ordinary Shares, par value HK$0.25 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐   17 CFR 240.12d2-2(a)(1)

☐   17 CFR 240.12d2-2(a)(2)

☐   17 CFR 240.12d2-2(a)(3)

☐   17 CFR 240.12d2-2(a)(4)

☐      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PCCW Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 8, 2007	By	/s/ Philana W.Y. Poon	Group General Counsel and Company Secretary
Date		Name	Title

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.